==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                          Amendment No. 1 to Form S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                           ALL-COMM MEDIA CORPORATION
             (Exact name of registrant as specified in its charter)

              Nevada                               88-0085608
(State or other jurisdiction          (I.R.S. Employer Identification No.)
of incorporation or organization)

                        400 Corporate Pointe, Suite 780
                             Culver City, CA 90230
                                 (310) 342-2800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 --------------

                                Mr. Barry Peters
                           All-Comm Media Corporation
             400 Corporate Pointe, Suite 780, Culver City, CA 90230
                                 (310) 342-2800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 --------------

                    Please send copies of communications to:

                              Alan I. Annex, Esq.
                        Camhy Karlinsky & Stein, L.L.P.
              1740 Broadway, 16th Floor, New York, NY  10019-4315

                                 --------------

         Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check to the following box. [X]

                                 --------------

                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
       Title of Each Class of                                  Proposed maximum       Proposed maximum           Amount of
             Securities                    Amount to            offering price       aggregate offering         Registration
          to be Registered               be Registered           per unit (1)             price (1)                 Fee
- -----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value              9,312,117                $3.52                $32,812,441             $11,314.63
=============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, under the Securities Act of 1933, as amended. Common and Convertible Preferred shares and Notes offered are valued at the July 17, 1996 market price, and Warrants offered are valued at their exercise price.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                           ALL-COMM MEDIA CORPORATION

                             CROSS REFERENCE SHEET

                   Pursuant to Item 501(b) of Regulation S-K


  REGISTRATION STATEMENT ITEM AND HEADING                                PROSPECTUS CAPTION OR LOCATION
  ---------------------------------------                                ------------------------------
    1.   Forepart of the Registration Statement and Outside Front        Outside Front Cover Page of Prospectus
         Cover Page of Prospectus

    2.   Inside Front and Outside Back Cover Pages of Prospectus         Inside Front and Outside Back Cover Pages of
                                                                         Prospectus; Available Information

    3.   Summary Information, Risk Factors and Ratio of Earnings to      Prospectus Summary; Risk Factors
         Fixed Charges

    4.   Use of Proceeds                                                 Outside Front Cover Page of Prospectus, Prospectus
                                                                         Summary; Use of Proceeds

    5.   Determination of Offering Price                                 Outside Front Cover Page of Prospectus; Prospectus
                                                                         Summary

    6.   Dilution                                                        Not Applicable

    7.   Selling Security Holders                                        Selling Security Holders

    8.   Plan of Distribution                                            Outside Front Cover Page of Prospectus; Prospectus
                                                                         Summary

    9.   Description of Securities to be Registered                      Prospectus Summary; Description of Securities

   10.   Interests of Named Experts and Counsel                          Not applicable

   11.   Material Changes                                                Prospectus Summary; The Company; Risk Factors;
                                                                         Business; Lines of Business

   12.   Incorporation of Certain Information by Reference               Incorporation of Certain Documents by Reference

   13.   Disclosure of Commission Position on Indemnification for        Not Applicable
         Securities Act Liabilities

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   Subject to Completion, dated July 24, 1996

PROSPECTUS

                           ALL-COMM MEDIA CORPORATION


                        9,312,117 SHARES OF COMMON STOCK

                               _________________

         This Prospectus relates to the 9,312,117 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock") of All- Comm Media Corporation, a Nevada Corporation ("All-Comm" or the "Company"), which may be offered for sale, from time to time, by or for the account of the Stockholders named herein (the "Selling Stockholders"). See "SELLING STOCKHOLDERS". The common stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "ALCM".

         All-Comm has been advised that the Selling Stockholders expect to offer the Shares on the NASDAQ over-the-counter market, or through negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices, or at prices otherwise negotiated. See "PLAN OF DISTRIBUTION". All-Comm will not receive any proceeds from the sale of the Shares. The Selling Stockholders will bear all commissions, discounts and other compensation paid to brokers or dealers in connection with the sale of the Shares. See "SELLING STOCKHOLDERS".

         The Shares have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the state in which such transactions occur, or the existence of an exemption from registration.


         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS", BEGINNING ON PAGE 7 HEREOF, FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THIS COMMON STOCK.

                               _________________


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                   OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.



The date of this Prospectus is ______________.

         THE SECURITIES DESCRIBED IN THIS PROSPECTUS HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAW. SUCH SECURITIES MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, OR OTHERWISE DISPOSED OF WITHOUT COMPLIANCE WITH SUCH STATE SECURITIES LAWS OR UNLESS EXEMPT THEREFROM.



                             AVAILABLE INFORMATION

         This Prospectus is part of a Registration Statement on Form S-3 which has been filed with the Securities and Exchange Commission (the "SEC"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information pertaining to the securities offered hereby and to the Company, reference is made to the Registration Statement, including the exhibits filed as a part thereof and the documents incorporated by reference therein. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed with the SEC are available for inspection and copying at the public reference facilities maintained by the SEC at Room 1025, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at certain regional offices of the SEC, located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60621 and 7 World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE". Such requests should be addressed to the Company at its principal executive offices, All-Comm Media Corporation, 400 Corporate Pointe, Suite 780, Culver City, CA 90230, (310) 342-2800.

         Any statements contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed a part of this Prospectus, except as so modified, and any statement so superseded shall not be deemed to constitute a part of this Prospectus.

                              PROSPECTUS SUMMARY

     The following contains a brief summary of certain information contained elsewhere in this Prospectus or incorporated by reference herein. The summary is necessarily selective and thus incomplete and is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus or incorporated by reference herein. Certain capitalized terms used in the Prospectus Summary are defined elsewhere in this Prospectus.

                                  THE COMPANY

     All-Comm Media Corporation ("All-Comm" or "the Company") provides integrated direct marketing, information and media services for the arts, educational and other tax-exempt organizations, through its sole operating subsidiary, Stephen Dunn & Associates ("SD&A"). The business of All-Comm, previously known as Sports-Tech, Inc., arises out of the merger (the "Merger") between Alliance Media Corporation ("Alliance") and a wholly owned subsidiary of the Company, and the concurrent acquisition of SD&A. On April 25, 1995, the former management and directors of the Company resigned in connection with the Merger with Alliance and the plan to build a specialized direct marketing, information and media services company with a focus on providing integrated marketing services through a single source organization.

     The Company's strategy is to become an integrated direct marketing, information and media services company. Direct marketing has become an increasingly important advertising medium and an integral component of marketing programs that combine multiple forms of communication, such as direct mail, telemarketing, print, television, radio, electronic media, information kiosks, CD-ROM and Internet World-Wide Web sites. Initially, the Company intends to expand through the acquisition of companies in the direct marketing, information and media services industry which can provide core capabilities for the direct marketing process. However, as of the date hereof, such acquisitions have not been negotiated and there can be no assurance that any such transactions will be consummated. The Company believes that technological innovation will continue to increase the effectiveness of direct marketing. As such, potential acquisitions may include providers of information-based products and direct marketing services companies that would enable the Company to deliver effective marketing programs through electronic, telephonic and print mediums. A key element of the Company's growth strategy is to target companies with a demonstrated record of earnings and/or market penetration in these areas. Also of particular interest are businesses which potentially increase market entry, access new channels of distribution and are capable of providing additional direct marketing and information management services that may be used to create customer lists with specific, identifiable attributes and to facilitate the production and execution of specialized marketing programs that statistically track and analyze market responses.

     The Company was originally incorporated in Nevada in 1919 under the name Bristol Silver Mines Company and was engaged in the mining business until 1971. The Company conducted minimal activity between 1971 and 1979, when it sold substantially all of its assets. From 1979 until 1981, the Company did not conduct any business. In 1981, it became a holding company and changed its name to Bristol Gaming Corporation (subsequently changed to Bristol Holdings, Inc.) and made investments in gaming industry securities. In conjunction with this activity, the Company acquired undeveloped land in Nevada which was intended, and subsequently became zoned, for the development of a gaming casino. Prior to, and as a condition of the Merger with Alliance, the Company was required to divest its securities investments in the gaming industry, which have since been liquidated. The Company still owns the undeveloped parcel of land in Laughlin, Nevada through its wholly-owned subsidiary, All-Comm Holdings, Inc. (formerly Bullhead Casino Corporation).

     During 1991, under the prior management, the Company acquired a 100% interest in Sports-Tech International, Inc. ("STI") and changed its name to Sports-Tech, Inc. In June 1993, the Company acquired the business of High School Gridiron Report ("HSGR"). In November, 1994 the Company discontinued these operations through the sale of STI and cessation of the HSGR operation. STI and HSGR supplied information technology and services, as well as academic, athletic and video data, to high school, professional and college coaches and student athletes.

     The Company's principal executive offices are located at 400 Corporate Pointe, Suite 780, Culver City, CA 90230. Its telephone number is (310) 342-2800.

                                  THE OFFERING

Common Stock
Offered   . . . . . .  9,312,117 shares of Common Stock, par value $.01 per share, representing 563,595 shares owned by the Selling Stockholders and 8,748,522 shares issuable upon conversion of preferred shares and notes and exercise of warrants and options owned  by the Selling Stockholders, of which 6,266,666 are contingent upon shareholder approval of an increase in authorized shares.  See "SELLING
                       STOCKHOLDERS".

Common Stock
Outstanding . . . . .  3,186,734 shares of Common Stock (1)

Dividends . . . . . .  The Company presently intends to retain future earnings to support the growth of its business and, therefore, does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

Voting    . . . . . .  Each share of Common Stock is entitled to one vote at all meetings of stockholders.  The Common
                       Stock does not have cumulative voting rights.  The approval of certain Business Combinations and
                       Reclassifications (as defined herein) and other related matters require the approval of a supermajority of the outstanding shares of the Common Stock.  See "DESCRIPTION OF COMMON STOCK".

Listing   . . . . . .  The Company's Common Stock is quoted and traded in the over-the-counter market on NASDAQ under the symbol "ALCM".


THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE OFFERING.





(1) Does not include: (i) 6,200 shares of Series B Preferred Stock which are convertible into 2,480,000 shares of common stock; (ii) convertible notes which are convertible into 166,666 shares of common stock exercisable subject to shareholder approval of additional authorized shares; (iii) 568,915 shares of common stock which are currently issuable upon exercise of outstanding options and warrants; (iv) 211,000 shares issuable on exercise of outstanding options and warrants subject to shareholder approval of additional authorized shares; (v) warrants issued to preferred shareholders for 3,100,000 shares of common stock exercisable subject to shareholder approval of additional authorized shares; and (vi) warrants issued to convertible note holders for 3,000,000 shares of common stock exercisable subject to shareholder approval of additional authorized shares.

                                  RISK FACTORS


Limited Business History; Lack of Profitable Operations

         In February, 1995, the Company sold its principal operating business, Sports-Tech International, Inc. and, on April 25, 1995, completed the Merger with Alliance and the acquisition of SD&A. SD&A provides telemarketing and telefundraising services to clients in the tax exempt sector. From acquisition date through June 30, 1995, consolidated losses incurred totaled approximately $580,000. For the nine months ended March 31, 1996, the Company incurred losses of approximately $1,328,000, and used net cash for operating activities of approximately $118,000.

Competition

Many of the Company's services, and service capabilities that the Company may acquire, are sold in highly competitive markets in the United States, including the markets for planning and developing direct marketing strategies and the implementation of various direct marketing programs that include gathering information and tracking and analysis of direct marketing campaigns. In addition, many formats, including television, radio and newspapers, compete for the advertising dollars of the Company's clients. The Company competes with a number of entities, or divisions of entities, which are larger in scope of capabilities and assets and have greater resources than the Company. Some of these entities have growth strategies that involve the acquisition of companies which the Company may have identified as acquisition candidates. The Company also experiences competition in its search for businesses to acquire.

Dependence upon Key Personnel

The Company's decentralized management philosophy delegates day-to-day operating decisions to the subsidiary managers which makes the Company highly dependent upon the effectiveness of a small group of people at the subsidiary level and a small group of people at the corporate level. The loss of any key person could have a significant bearing upon the Company's profitability, its ability to consummate future acquisitions and its ability to finance, manage or develop marketing programs. Operational success is contingent upon the ability to retain and expand the staff of qualified personnel on a timely basis. There can be no assurance that adequate replacements could be found if the Company were to lose the services of any employees. The Company is also dependent upon the specialized skills of certain other personnel and may need to hire additional skilled personnel if it experiences growth in its business. Competition for such personnel is intense and the inability to attract or maintain qualified employees could materially and adversely affect the Company's business, operating results and financial condition.

Rapid Technological Change

         The market for the Company's services and products is characterized by rapidly changing technology and frequent new and enhanced service and product introduction. The Company believes that its future success will be highly dependent upon its ability to enhance existing products and services and to develop and introduce new products and services to respond to changing client needs. There can be no assurance that the Company can successfully identify, develop and bring new and enhanced services and products to market in a timely manner, that such services or products will be commercially successful or that services, products or technologies developed by others will not render the Company's services and products noncompetitive or obsolete.

Cyclicality of Advertising/Direct Marketing Industry

         The advertising/direct marketing services industry is dependent upon advertising and marketing expenditures by its client. Such expenditures are dependent upon the level of economic activity, in general, and the specific industry of the client in respect of cyclical effects that may bear upon that industry. Various segments of the direct marketing industry, such as business to business activity, or business to consumer, may be affected by business cycle conditions. Insofar as advertising and marketing budgets are related to availability of funds or general economic conditions, product manufacturers or service providers may choose to reduce expenditures for direct marketing services.

Risk of Significant Clients/Lack of Long Term Contracts

         SD&A has an extensive client list of leading arts and cultural institutions which has contributed to customer retention over the years. Although no individual client accounts for more than ten percent of revenues, and telemarketing or telefundraising programs tend to be repetitive, its contracts with clients are limited to a project by project basis. However, no assurance can be made that past practices will prevail in the future. Moreover, replacing long-standing client relationships with comparable institutions requires significant lead times, sometimes greater than one year.

Variability of Quarterly Operating Results

         The Company's revenues and operating results are subject to significant variation between quarters. A significant portion of the Company's quarterly revenues is derived from new projects for direct marketing services and new contracts for outsourcing services, the timing of which is subject to a variety of factors, such as client marketing budgets and modifications in client strategies, which are outside the Company's control. The variability in revenues, combined with the relatively fixed cost nature of the Company's business, can have a substantial impact on the Company's quarterly results of operations and the results of any one period may not be indicative of the operating results for future periods Additionally, the Company periodically incurs cost increases due to both hiring of new employees and computer capacity upgrades in anticipation of future revenue growth.

Government Regulation and Postal Rates

         Congress and various state legislatures have considered legislation which would restrict access to, and the use of, credit and other personal information for direct marketing purposes. The direct marketing services industry and, thus, the Company could be negatively impacted in the event this type of legislation is enacted. In addition, certain aspects of the direct marketing services industry depend upon the services provided by the United States Postal Service ("USPS"). Any modifications by the USPS of its rate structure or any increase in public postal rates could have an adverse affect on the demand for direct marketing services. The direct marketing services industry could also be adversely affected by postal strikes or other interruption of service.

Effect of Substantial Leverage

         All-Comm has, and will continue to have, substantial indebtedness and will have significant debt service requirements. As of April 30, 1996 the Company has outstanding indebtedness of approximately $4.8 million and shareholders' equity of approximately $4.2 million. See "BUSINESS - Recent Developments" for significant subsequent changes in debt and equity. There can be no assurance that the Company's operations will generate sufficient cash flows to pay its obligations.

Limited Proprietary Protection

         The Company holds no registered patents, trademarks or copyrights.
The Company depends in part upon its know-how to differentiate its services from those of its competitors. The Company also relies on a combination of contracted rights (including non-competition agreements with key employees) and trade secret laws to protect its know-how. There can be no assurance, however, that competitors will not obtain unauthorized access to the Company's know-how or that the Company's contractual or legal remedies will be sufficient to protect the Company's interests.

Certain Anti-Takeover Provisions

         The Articles of Incorporation and by-laws of the Company, and certain employment agreements between the Company, its subsidiaries and certain executives may have the effect of hindering, delaying or deterring a third party acquisition of the Company which may, in turn, adversely affect the market price of the Common Stock. Pursuant to the terms of the Company's Articles of Incorporation, certain business combinations and reclassifications involving the Company require the approval of the holders of 75% of the outstanding Common Stock and the holders of a majority of the shares not held by the potential acquirer. See "DESCRIPTION OF COMMON STOCK - Change in Control Provisions of the Company's Articles of Incorporation". In addition, the Articles of Incorporation provide for a classified board of directors, and directors may only be removed upon the vote of 75% of the outstanding Common Stock. See "DESCRIPTION OF COMMON STOCK - Board of Directors". Furthermore, upon a change in control of the Company, the employment agreements with the Chief Executive Officer and the President stipulate that the employment agreements will be terminated and severance payments equal to one year's salary will become due and payable.

         The Company has unissued preferred stock, which could be issued to a third party selected by current management, or used as the basis for a shareholders' rights plan, which could have the effect of deterring a potential acquirer. Furthermore, certain provisions of the by-laws may have the effect of limiting or delaying a change in control of the Company.

         The Company has adopted the foregoing provisions to prevent the acquisition of the Company by a third party, in a transaction in which holders of the Common Stock would receive an inadequate price for their shares. Nevertheless, the effect of such provisions, together with certain provisions of Nevada law limiting the voting rights of an acquirer of a controlling interest in a Nevada corporation (such as the Company), may be to reduce the probability of, or the premiums that stockholders would receive in connection with, an acquisition of the Company.

Risk of Dilution

         The Company intends to continue its program of acquiring companies whose selected specialization will serve to enhance its capabilities, competitiveness and profitability. Future acquisitions may involve the issuance of additional shares of common stock and/or payments based on earnings formulas which could require the issuance of additional shares of Common Stock of the Company. Moreover, certain key employees and directors of the Company have received, and others may receive, stock options to purchase shares of Common Stock in the Company and, at the discretion of the Board of Directors, certain employees may receive additional bonuses or options to purchase additional shares of Common Stock based upon their performance.

Shares Eligible for Future Sale

         Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. The Company is unable to make any prediction as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for sale may have on the market price of the Common Stock prevailing from time to time. As of June 7, 1996, the Company had 3,186,734 shares of Common Stock outstanding, as well as 6,200 convertible preferred shares and $1,000,000 of convertible notes which are convertible into 2,460,000 and 166,666 shares of common stock, respectively. The notes are convertible subject to shareholder approval of additional authorized shares. Additionally, there were outstanding options currently exercisable for 453,338 shares of Common Stock, and warrants for 115,577 shares of Common Stock. Furthermore, warrants were issued to preferred shareholders and convertible noteholders for 6,100,000 shares of common stock and options and warrants have been issued for 211,000 shares, which are exercisable subject to shareholder approval of additional authorized shares.

         Of the current common shares outstanding, the 563,595 shares registered in the Offering and 1,889,359 shares previously outstanding will be freely tradable without restriction under the Securities Act, except any shares purchased by persons deemed to be "affiliates" of the company which will be subject to certain resale limitation of

Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 733,780 common shares outstanding will be "restricted securities" within the meaning of Rule 144.

         No prediction can be made as to the effect, if any, that future sales of additional shares of Common Stock or the availability of such shares for sale, either pursuant to exercised registration rights or under Rule 144, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and the Warrants and could impair the ability of the Company to raise capital through the sale of its equity securities.

Dividends on Common Stock Unlikely

         The Company currently does not intend to pay any cash dividends on its Common Stock. The Company has not paid cash dividends on its Common Stock and, for the foreseeable future, it is anticipated that earnings, if any, will be used to finance future growth of the Company. In addition, there can be no assurance that operations will generate sufficient revenues to enable the Company to declare or pay dividends.

Market for Common Stock;  Possible Volatility of Stock Price

         Although the Company's Common Stock is admitted for trading on NASDAQ, such listing does not provide any assurance that an active public market for the Common Stock will be sustained. If an active public market is not sustained, the market price and liquidity of the Common Stock may be adversely affected. No predictions can be made as to the effect, if any, that future market sales of Common Stock or the availability of Common Stock for sale will have on the prevailing market price of the Common Stock. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations as well as general economic and market conditions may adversely affect the market price of the Common Stock.

Ability to Sustain Growth and Manage Operations

         The Company's growth strategy includes the acquisition of companies in the direct marketing, information and media services industries. The Company acquired SD&A on April 25, 1995 and anticipates acquiring additional companies. Execution of its growth strategy requires the Company's existing management to, among other things, (i) identify new markets in which the Company can successfully compete; (ii) identify acquisition candidates who are willing to sell at reasonable prices; (iii) consummate identified acquisitions; and (iv) obtain financing for future acquisitions. The Company's rapid growth could strain the ability of existing management to accomplish these tasks and lessen the effectiveness of management with respect to existing operations. Furthermore, there is no assurance that the Company will successfully identify, negotiate, finance, consummate or assimilate the acquisition of additional companies after the offering. Continued substantial growth could have a materially adverse effect on the Company's results of operations.

         In addition to the management challenges presented by the continued implementation of the Company's growth strategy, future growth will require significant capital. In the past, acquisitions have been financed with equity and debt offerings and seller financing. To maintain a significant growth rate, the Company will need much greater amounts of capital than previously required. The Company may also seek to raise debt or equity through public or private sales of securities. Direct marketing, information and media services companies may be acquired in exchange for Common Stock or securities convertible into Common Stock. However, there can be no assurance that the Company can obtain sufficient capital on reasonable terms to implement its growth strategy. Further, the issuance of equity securities to raise capital or acquire other businesses may have the effect of diluting the interests of stockholders.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company hereby incorporates into this Prospectus by reference the following documents filed with the Commission (Commission File Number 0-16730):

         1. Annual Report on Form 10-K/A-2 for the fiscal year ended June 30, 1995 and (filed with the SEC on July 24, 1996).

         2. (a) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995; (b) Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1995; and (c) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.

         3. (a) Report on Form 8-K reporting an event which occurred on July 21, 1995, as amended on August 9, 1995; (b) Report on Form 8-K reporting an event which occurred on August 22, 1995; (c) Report on Form 8-K reporting an event which occurred on October 23, 1995;
             (d) Report on Form 8-K reporting an event which occurred on April 25, 1995, as amended on June 26, 1995 and July 24, 1996; (e)
             Report on Form 8-K, reporting an event which occurred on May 28, 1996; and (f) Report on Form 8-K reporting an event which occurred on June 7, 1996.

         4. (a) Report on Form 10-C reporting a change in the number of shares outstanding on May 9, 1996; (b) Report on Form 10-C reporting a change in the number of shares outstanding on June 7, 1996; (c) Report on Form 10-C reporting a change in the number of shares outstanding on June 7, 1996; and (d) Report on Form 10-C reporting a change in name of issuer on August 22, 1995.

         5. Schedule 14A Information - Preliminary Proxy Statement dated July 10, 1996.

         In addition, all reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such reports and documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extend that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                    BUSINESS
General

         All-Comm Media Corporation ("All-Comm" or "the Company") provides integrated direct marketing, information and media services for the arts, educational and other tax-exempt organizations, through its sole operating subsidiary, Stephen Dunn & Associates ("SD&A"). The business of All-Comm, previously known as Sports-Tech, Inc., arises out of the merger (the "Merger") between Alliance Media Corporation ("Alliance") and a wholly owned subsidiary of the Company, and the concurrent acquisition of SD&A. On April 25, 1995, the former management and directors of the Company resigned in connection with the Merger with Alliance and the plan to build a specialized direct marketing, information and media services company with a focus on providing integrated marketing services through a single source organization. The Company has approximately 70 full-time employees and 1,000 part-time employees at its facilities and on-site at clients' facilities.

History and Prior Activities

         The Company was originally incorporated in Nevada in 1919 under the name of Bristol Silver Mines Company and was engaged in the mining business until 1971. The Company conducted minimal activity between 1971 and 1979, when it sold substantially all of its assets. From 1979 until 1981, the Company did not conduct any business. In 1981, it became a holding company named Bristol Gaming Corporation (subsequently changed to Bristol Holdings, Inc.) and made investments in gaming industry securities. In conjunction with this activity, the Company acquired undeveloped land in Nevada which was intended, and subsequently became zoned, for the development of a gaming casino. Prior to, and as a condition of the merger with Alliance, the Company was required to divest its securities investments in the gaming industry, which have since been liquidated. The Company still owns the undeveloped parcel of land in Laughlin, Nevada through its wholly-owned subsidiary, All-Comm Holdings, Inc. (formerly Bullhead Casino Corporation).

         During 1991, under the prior management, the Company acquired a 100% interest in Sports-Tech International, Inc. ("STI") and changed its name to Sports-Tech, Inc. In June 1993, the Company acquired the business of High School Gridiron Report ("HSGR"). In November, 1994, the prior management of the Company discontinued these operations through the sale of STI and the cessation of the HSGR operation. STI and HSGR supplied information technology and services as well as academic, athletic and video data to high school, professional and college coaches and student athletes.

Recent Developments

         Reference is made to Report on Form 8-K, dated June 7, 1996, regarding the sale of $3,100,000 of Series B Convertible Preferred Stock and $1,000,000 of Convertible Notes, convertible into 2,480,000 and 166,666 shares of Common Stock, respectively. In conjunction with the sale, the Company issued warrants to purchase 3,100,000 shares at $2.50 per share to the preferred shareholders and warrants to purchase 3,000,000 shares at $3.00 to the convertible note holders, subject to certain restrictions. In connection with the transaction, approximately $2.0 million of the SD&A seller debt was paid and the remaining balance of approximately $2.1 million is payable in 36 monthly principal payments of $58,333 plus interest at 8%, starting September 19, 1996. $800,000 was used to re-acquire 10,000 shares of Series A Convertible Preferred Stock issued in a private placement on May 9, 1996, as referenced in Report on Form 10-C dated May 9, 1996 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.

         Reference is made to Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996 regarding prior restructuring of the SD&A seller debt.


INDUSTRY OVERVIEW

         Advances in communications technology and a growing availability of complex consumer data are causing marketers to use the new information technologies and media capabilities to more efficiently target their customers. As a result, direct marketing has become an important advertising and selling medium and is now incorporated as an integral component of many companies' overall marketing programs. The use of direct marketing by businesses to target and communicate with potential customers has steadily been increasing due, in part, to the relative cost efficiency of direct marketing, as compared to other advertising methods, as well as the rapid development of affordable computer technology. Over the next decade, the impact of radio, television, database and on-line or electronic marketing will have a significant effect on marketing methodologies. Major corporations are beginning to invest in distribution channels that provide direct access to their customers, providing the most cost effective and efficient means for targeting specific audiences and developing long term customer relationships. The shift from mass marketing to personalized and targeted marketing enables advertising and marketing programs to be evaluated and adjusted through measurable results. Prior to and during much of the 1970's, the costs associated with selling products and services, either through mass marketing or through personal sales calls, were relatively low, while the costs of database development were prohibitive for all but the largest businesses. In the 1980's the costs of developing and implementing computer technologies to analyze and target potential customers declined while the costs of traditional marketing increased significantly. In addition, concerns have been raised about the efficacy of traditional forms of marketing. Direct marketing remains one of the few advertising media allowing an accurate measure of results through a review of response rates thereby increasing the effectiveness of the selling effort.

         Companies use direct marketing for a variety of purposes, including: prospecting for new customers, enhancing existing customer relationships and evaluating the potential for new products and services. Direct marketing allows companies to interact with customers and accurately measure the response to the message. This ability to measure responses allows direct marketing campaigns to be continually refined to further enhance their effectiveness. Such programs enhance a company's ability to generate revenues, directly and indirectly, from specific audiences across a wider market and through more personalized access to consumers.

         The Company believes that technological innovation will continue to increase the effectiveness of direct marketing. As a result, direct marketing has become an increasingly important driver for integrated marketing programs that combine multiple forms of communications such as direct mail, telemarketing, print, television, radio, video, CD-ROM, educational symposia and other interactive and multimedia formats.


LINES OF BUSINESS

         The Company's sole operating subsidiary, SD&A, provides a variety of telemarketing and telefundraising services to clients in the tax-exempt sector. Since its inception in 1983, SD&A has worked with over 150 tax-exempt organizations, located in over thirty states, and has developed expertise in working with a broad range of tax-exempt organizations, including those which support the arts, such as theaters, operas, symphonies and ballets, as well as museums, colleges and universities, public television stations and advocacy groups. Campaigns are conducted either "on-site" at, or near, the client's premises or "off-site" at SD&A's full service calling center, located in Berkeley, California (the "Berkeley Calling Center" or "BCC").

         SD&A's revenues are derived primarily from fees and commissions for telemarketing campaigns and telefundraising efforts.

         Telemarketing Campaigns. Telemarketing campaigns are highly focused marketing efforts designed to sell ticket series or subscriptions to patrons for multiple performances or a portion of a season of performances at live theatres, symphonies, operas, ballets, musical theatres and similar performing arts venues. The campaigns are tailored to fit the clients' specific needs, generally range from 8 to 26 weeks, and may be conducted at or near the clients' premises or at the Berkeley Calling Center. The design of each campaign includes evaluating and segmenting the target population using database analysis programs, often in combination with demographic and psychographic screening programs, to estimate the sales potential of different groups. Management believes that this approach to telemarketing campaigns is an efficient means to generate sales revenue for its clients and will strengthen the contact and prospect base of the clients, enhance the effectiveness of the clients' public relations as a fundraising tool to develop valuable information-gathering sources, and expand the database of potential patrons.

         Telefundraising Efforts. The telefundraising efforts fall into three groups: Annual Fund Campaigns, capital campaigns through the SD&A's CapiTEL program and Special Gift Campaigns. While colleges and universities were generally the first organizations to use telemarketing for capital and endowment campaigns, SD&A pioneered the application of these techniques to the performing arts through its CapiTEL program. SD&A provides both program design and management, including personalized direct mail and telefundraising solicitation. Four different types of telefundraising phone/mail campaigns are conducted: Annual Fund Campaigns to renew and acquire donors and increase the level of giving; Membership Campaigns to renew and acquire members to increase the client's membership base; CapiTEL Campaigns designed to solicit three to five-year gifts, typically used for an institutional client's physical "brick and mortar" projects; and Special Gift Campaigns seeking large donations often conducted in conjunction with Annual Fund Campaigns.

COMPANY STRATEGY

         The Company's strategy is to become an integrated direct marketing, information and media services company. Direct marketing has become an increasingly important advertising medium and an integral component of marketing programs that combine multiple forms of communication, such as direct mail, telemarketing, print, television, radio, electronic media, information kiosks, CD-ROM and Internet World-Wide Web sites. Initially, the Company intends to expand through the acquisition of companies in the direct marketing and media services industry which can provide core capabilities for the direct marketing process. The Company believes that technological innovation will continue to increase the effectiveness of direct marketing. As such, potential acquisitions may include providers of information-based products and direct marketing services companies that would enable the Company to deliver effective marketing programs through electronic, telephonic and print mediums. A key element of the Company's growth strategy is to target companies with a demonstrated record of earnings and/or market penetration in these areas. Also of particular interest are businesses which potentially increase market entry, access new channels of distribution and are capable of providing additional direct marketing and information management services that may be used to create customer lists with specific, identifiable attributes and to facilitate the production and execution of specialized marketing programs that statistically track and analyze market responses. The Company is actively pursuing its acquisition strategy and, in its ordinary course of business, has ongoing discussions with various acquisition candidates. No assurance can be made that any of these discussions will result in an agreement, nor that any agreements, if entered into, will be consummated.


                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from any shares which may be sold (see "Plan of Distribution") will be received by the Selling Stockholders.

                              SELLING STOCKHOLDERS

         The following table provides certain information with respect to the Common Stock beneficially owned by the Selling Stockholders and also the amount offered hereunder. Because the Selling Stockholders may offer some or all of the securities in an offering which is not underwritten on a firm commitment basis, no estimate can be given as to the amount of securities that will be held by the Selling Stockholders after completion of the sale of the securities offered hereby. See "PLAN OF DISTRIBUTION". To the extent required, the specific securities to be sold, the names of the Selling Stockholders effecting such sale, the names of any agent, dealer or underwriter participating in such sale, and any applicable commission or discount with respect to the sale will be set forth in a supplement to this Prospectus. The securities offered by means of this Prospectus may be offered from time to time by the Selling Stockholders named below:

                                                Number of Shares
                                               Beneficially Owned                       Number of Shares
Names of Selling Stockholders(1)             Prior to the Offering(2)       Percent       being Offered
- --------------------------------             ------------------------       -------       -------------
Adams, John                                          36,968                                  36,968
Adams, Lane, SEP/IRA Pension Plan                     1,597                                   1,597
Adams, Lane, Money Purchase Pension Plan              1,261                                   1,261
*Antine, Seth                                       360,000                 2.8             360,000
*Bais Kaila Torah Preparatory HS for Girls           22,500                                  22,500
Berg, Kenneth                                        36,968                                  36,968
*Birdsall Corp. N.V.                                 45,000                                  45,000
*Birnbaum, Ezra                                       4,500                                   4,500
Bloome, Judith K. Family Trust                        4,621                                   4,621
*Bodner, Naomi                                    1,800,000                14.2           1,800,000
*Cong. Ahavas Tzdokoh Vchesed Inc.                   49,500                                  49,500
*Cong. Ahavas Tzdokoh Vchesed Inc.                   18,000                                  18,000
Cooper, Stephen A. & Randy E.                         9,242                                   9,242
*Englander, Israel A. (IRA)                         180,000                 1.4             180,000
*Finkel, Bryan I.                                    18,000                                  18,000
Finkel, Sheldon                                       6,722                                   6,722
*Fireman, Seth                                       90,000                                  90,000
Fishman, Arnold                                       9,242                                   9,242
Fishman, Arnold, Trustee                              4,621                                   4,621
*Folger, Rita                                        45,000                                  45,000
Forwardissue, Ltd.                                   18,484                                  18,484
*Friends of Kiryat Meor Chaim                        45,000                                  45,000
Gal, Juliet Y.                                        9,242                                   9,242
Ganer, Maxine                                         9,242                                   9,242
Gilman, Martin G.                                     9,242                                   9,242
*Gross, Irwin                                       270,000                 2.1             270,000
*Hakodesh, Shekel                                    54,000                                  54,000
Henagan, Barbara M.                                   9,242                                   9,242
Herrick, Norton                                     110,902                                 110,902





__________________________________

1 Unless otherwise noted, the address of the principal and selling stockholders is: All-Comm Media Corporation, 400 Corporate Pointe, Suite 780, Culver City, CA 90230

2 Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated, the persons named in this table have such voting and such investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. With respect to each person, shares of Common Stock subject to options that are currently exercisable or exercisable within 60-days of June 24, 1996, are deemed to be outstanding and to be beneficially owned by the person holding such option for the purpose of computing the percentage ownership of that person.

                                                Number of Shares
                                               Beneficially Owned                     Number of Shares
Other Selling Stockholders                    Prior to the Offering       Percent        being Offered
- --------------------------                    ---------------------       -------        -------------
*Huberfeld, Laura/Bodner, Naomi                     211,500                 1.7             211,500
*Huberfeld, Laura                                 1,800,000                14.2           1,800,000
*Huberfeld, Seymour                                  45,000                                  45,000
Jordan, Harold                                       18,484                                  18,484
Kalter, Eliot R.J. (3)                                6,403                                   6,403
Karten, Harry                                        18,484                                  18,484
*Keren M.Y.C.B. Elias Foundation                     45,000                                  45,000
Kerin, Ruth                                           4,621                                   4,621
Lederer Family Trust                                  9,242                                   9,242
*Lerner, Chanie                                      45,000                                  45,000
Liverman, Thierry                                     4,621                                   4,621
*Mayer, Jonathan                                     13,500                                  13,500
Membership Development, Inc. (4)                     62,500                                  62,500
Miller, David                                        18,484                                  18,484
Morgan Gloria Lee                                     9,242                                   9,242
*Mueller, Moshe                                      54,000                                  54,000
*Nais Corp., The                                     45,000                                  45,000
*Namax Corp.                                         45,000                                  45,000
*Nebenzahl, Charles                                  45,000                                  45,000
Newark Sales Corp. (5)                            1,583,333                12.5           1,583,333
*OHR Somayach Tanenbaum Education Center             45,000                                  45,000
Prinn Family Trust                                    9,242                                   9,242
Puschel, Philip                                       4,621                                   4,621
*Rudy, Fred                                          45,000                                  45,000
Saleslink Ltd. (5)                                1,583,333                12.5           1,583,333
*Sand, Malca                                         45,000                                  45,000
Savage, Richard, Money Purchase Pension Plan          2,542                                   2,542
Savage, Richard, SEP/IRA Pension Plan                 3,844                                   3,844
Savage, Richard and Lane Adams, J.T.                  9,242                                   9,242
Schachner, Mark                                      18,484                                  18,484
*Schwartz, Joshua                                     4,500                                   4,500
*Stadtmauer, Richard                                 45,000                                  45,000
Van Mourik, G. & J. Revocable Trust                   4,621                                   4,621
Walters, Claudia Kaufmann                             9,242                                   9,242
Weekley, Robert                                       9,242                                   9,242
Welter, Brian K.                                      9,242                                   9,242
Welter, Gregory E.                                    9,242                                   9,242
Welter, Neil E. & Betty Joan, J.T.                    9,242                                   9,242
*Yeshiva of Telshe Alumni                            45,000                                  45,000

* 5/9ths of this Selling Stockholder's total number of beneficially owned shares are subject to warrants, exercisable subject to the availability of shares following shareholder authorization of additional shares. The remaining are convertible preferred shares.





__________________________________

3  Includes 1,856 shares subject to warrant currently exercisable.
4 Membership Development Inc. ("MDI") served as a consultant to the Company from June 1992 to June 1994.
5 83,333 are convertible debentures and 1,500,000 are subject to warrants. Both are exercisable subject to the availability of shares following stockholder authorization of additional shares.

                                                Number of Shares
                                               Beneficially Owned                     Number of Shares
Other Selling Stockholders                    Prior to the Offering       Percent        being Offered
- --------------------------                    ---------------------       -------        -------------
Zapco Holdings, Inc.                                  9,242                                   9,242
Zapco Holdings, Inc. Deferred
   Compensation Plan Trust                            9,242                                   9,242
Zborowski, Mark A.                                   18,484                                  18,484
                                                  ---------                               ---------
                                                  9,312,117                               9,312,117
                                                  =========                               =========


                              PLAN OF DISTRIBUTION

         The securities offered hereby may, upon compliance with applicable "Blue Sky" law, be sold from time to time to purchasers directly by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest, or in negotiated transactions and in the over- the-counter market on NASDAQ. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker of dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions in which the broker solicits purchasers. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

         Alternatively, the Selling Stockholders may from time to time offer the securities offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of securities for whom they may act as agents. To the extent that any of the Shares are sold by a pledgee, donee, transferee or other successor in interest, such person may use this Prospectus to sell such shares.

         The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular underwritten offer of securities is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

         The securities offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed or at varying prices determined at the time of sale or at negotiated prices.

         The Selling Stockholders will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the Shares. The Company will pay all expenses incident to the offering and sale of the Shares by the Selling Stockholders.


                          DESCRIPTION OF COMMON STOCK

         The following is a summary of certain of the material terms of the Common Stock which are contained in the Articles of Incorporation of the Company, which are filed as an exhibit to the Registration Statement of which this Prospectus is a part.

Quorum and Voting Rights

         Each share of Common Stock is entitled to one vote on all matters as to which the holders of Common Stock are entitled to vote. The affirmative vote of a majority of the stock having voting power present or represented by a proxy at a meeting at which a quorum is present is required as to any matter which requires the approval of the holders of Common Stock, other than the approval of certain Business Combinations, Reclassifications (as such terms are defined below), the amendment of certain provisions of the Articles of Incorporation, and the amendment of certain provisions of the by-laws, which require the approval of 75% of the outstanding shares of stock entitled to vote for the election of Directors and, in the case of certain Business Combinations and Reclassifications, requires the approval of a majority of the outstanding shares of stock entitled to vote for the election of directors other than that beneficially owned by the other party to the Business Combination.

         At any meeting of the stockholders of the Company at which the holders of Common Stock are entitled to vote, the presence, in person or by proxy, of a majority of the stock issued and outstanding, and entitled to vote thereat, constitutes a quorum. No action may be taken at any meeting, other than to adjourn such meeting, unless a quorum of each class entitled to vote is present.

Dividends

         The Board of Directors of the Company may cause dividends to be paid to the holders of Common Stock from time to time out of funds legally available therefor. When and as dividends are declared, they may be payable in
cash, in property or in shares of Common Stock.  See "RISK FACTORS   Dividends
on Common Stock Unlikely".

Board of Directors

         The Board of Directors of the Company is divided into three classes, each class serving for three years. One class is elected at each annual meeting of the holders of Common Stock to serve for a three year period. The Board of Directors is currently composed of three directors, which number may be increased up to fifteen upon the resolution of a majority of the current directors. The Articles of Incorporation provide that the vote of the holders of at least 75% of the voting power of all the outstanding voting equity securities, voting as a single class, is required to remove a director, either with or without cause.

Indemnification of Officers and Directors

         The Articles of Incorporation of the Company provide that directors and officers of the Company shall not be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law; or (ii) the payment of dividends in violation of the provisions of Chapter 78 of the Nevada Revised Statutes. The Articles of Incorporation further provide that, if the Nevada Revised Statutes are amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, then the liability of a director or officer of the Company shall be eliminated or limited to the full extend permitted by the Nevada Revised Statutes, as so amended. Any repeal or modification of all or any portion of the limitation on liability contained in the Company Articles of Incorporation by the stockholders of the Company shall not adversely effect any right or protection of a director of officer of the Corporation with respect to any acts or omissions occurring prior to the time of such repeal or modification.

         The Company's by-laws provide for indemnification of the officers and directors of the Company, as the case may be, against any liability, cost or expense incurred by such director or officer by reason of the fact that such person is or was a director, officer, employee or agent of the Company, except to the extent that such indemnification is prohibited by Chapter 78 of the Nevada Revised Statutes.

         Section 78.751 of the Nevada Revised Statutes provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, including any action or suit by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him, in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         Indemnification may not be made for any claim, issue or matter as to which such a person had been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Corporation, or for amounts paid in settlement to the Corporation, unless, and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         Unless ordered by a court or advanced, pursuant to an agreement made by the Corporation allowing the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding to be paid by the Corporation as they are incurred, and in advance of the final disposition of the action, upon receipt of an undertaking by, or on behalf of, the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation any indemnification must be made by the Corporation, only as authorized in the specific case, upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances.
The determination must be made either by the stockholders, or by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding. If a majority vote of a quorum consisting of directors who were not parties to the act, suite or proceeding so orders, by independent legal counsel in a written opinion, or if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, the determination must be made by independent legal counsel in a written opinion.

         Insofar as indemnification for liabilities arising under the Securities act may be permitted to directors, officers and controlling persons of the Company, pursuant to the provisions described above, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Change in Control Provisions of the Company's Articles of Incorporation

         The Articles of Incorporation require certain specified shareholder approvals (the "Business Combination Special Vote") for "Business Combinations" with an "Other Entity", which is defined generally as any corporation, person or other entity, excluding certain employee plans. Such Business Combinations include (i) any merger or consolidation of the Company, or any of its affiliates, with or into any other corporation, (ii) any sale, lease, exchange, loan, distribution, dividend or other disposition of all, or a substantial part, of the assets of the Company or (iii) any sale, lease, exchange, loan, distribution, dividend or other disposition of all, or a substantial part, of the assets of another entity in exchange for equity securities of the Company or its affiliates. The Business Combination Special Vote required to approve a Business Combination is the affirmative vote of both (i) the holders of 75% of the outstanding shares of stock entitled to vote for the election of directors, and (ii) the holders of a majority of the outstanding shares of stock entitled to vote for the election of directors, other than those beneficially owned by the Other Entity.

         A Business Combination Special Vote is not required to approve a Business Combination, if certain conditions are met which include, but are not limited to: (i) that the consideration to be received by the holders of the Common Stock is not less than (a) the highest per share price paid by such Other Entity in acquiring any shares of Common Stock and (b) the highest market price of the Common Stock (I) during the thirty trading days immediately prior to the public announcement of such Business Combination and (II) during the thirty trading days immediately prior to the public announcement or the commencement, whichever occurs first, of the acquisition of any Common Stock by such Other Entity; (ii) that after such Other Entity has acquired 10% of the Common Stock, and prior to the consummation of such Business Combination, the Board of Directors shall have included at all time representation by a director of the Company on October 1, 1988 (a "Continuing Director"), or a director designated as a Continuing Director by such director of other Continuing Directors; (iii) that after such Other Entity has acquired 10% of the Common Stock, the Other Entity has not (a) received the benefit, directly or indirectly (except proportionately, as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Company or (b) received the benefit, directly or indirectly, or the extension of trade terms by the Company, which are less favorable to the Company than those made available to a majority of the Company customers for similar products; and (iv) except as may have been approved by a unanimous vote of the entire Board of Directors, made any major change in the Company's business or equity capital structure.

         The Articles of Incorporation further provide that certain "Reclassifications" require the affirmative vote (the "Reclassification Special Vote") of both (i) the holders of 75% of the outstanding shares of stock entitled to vote for the election of directors and (ii) the holders of a majority of the outstanding shares of stock entitled to vote for the election of directors other than those beneficially owned by any Other Entity. Such Reclassifications include (a) any reclassification of securities (including any reverse stock split), reverse capitalization, reorganization, issuer tender offer, purchase of shares by the Company or by its affiliates, exchange offer by the Corporation or by any of its affiliates, or any other transaction designed to reduce materially, or having the effect of reducing materially, the percentage of Common Stock which is not held by affiliates or (b) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation. The Reclassification Special Vote is only required if there is an Other Entity for which a Business Combination Special Vote would be required in the event of a Business Combination.

         Other provisions of the Company's Articles of Incorporation and by-laws may have the effect of limiting, or delaying, a change in control of the Company. These provisions include: provisions of the Company's by-laws which provide for sixty days' notice by the stockholders of any business they wish to conduct at a shareholders' meeting, a prohibition of stockholder action by written consent, and provisions of the Company's Articles of Incorporation, which limit the ability to remove directors. See "Board of Directors", above.

Listing

         The Common Stock is quoted and traded over-the-counter on NASDAQ, under the symbol "ALCM".

Preferred Stock

         The Company has authorized 50,000 shares of Preferred Stock, 16,200 of which have been issued and 6,200 which are currently outstanding.


                                 LEGAL MATTERS

         Certain legal matters regarding the securities offered hereby are being passed upon for the Company by Lionel Sawyer & Collins, Las Vegas, NV.

                                    EXPERTS

         The consolidated balance sheets as of June 30, 1995 and 1994, the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995, and the financial statement schedule listed in Items 8 and 14(a) of the Company's Annual Report on Form 10-K/A-2 for the year ended June 30, 1995, have been incorporated herein by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The balance sheets of Stephen Dunn & Associates, Inc. as of December 31, 1994 and 1993, and the statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1994 included in Form 8-K/A-2, dated July 24, 1996, have been incorporated herein by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

=============================================================================================================





No dealer, salesperson or other person has been                            ALL-COMM MEDIA
authorized to give any information or to make any                           CORPORATION
representations in connection with the offer made
by this Prospectus and, if given or made, such
information or representation must not be relied
upon as having been authorized by the Company.
This Prospectus does not constitute an offer to
sell, or a solicitation of an offer to buy, any
of these securities in any jurisdiction to any
person to whom it is unlawful to make such offer
or solicitation in such jurisdiction.  The                              9,312,117 Shares of
delivery of this Prospectus shall not, under any                            Common Stock
circumstances, create any implication that the
information herein is correct at any time
subsequent to its date.


          _____________________________
                                                                        -------------------
                                                                             PROSPECTUS
                                                                        -------------------
                TABLE OF CONTENTS

                                         Page

Available Information . . . . . . . . . .   4
Prospectus Summary  . . . . . . . . . . .   5
The Offering  . . . . . . . . . . . . . .   6
Risk Factors  . . . . . . . . . . . . . .   7
Incorporation of Certain Documents                                          __________, 1996
  by Reference  . . . . . . . . . . . . .  11
Business  . . . . . . . . . . . . . . . .  11
Use of Proceeds . . . . . . . . . . . . .  14
Selling Stockholders  . . . . . . . . . .  15
Plan of Distribution  . . . . . . . . . .  17
Description of Common Stock . . . . . . .  17
Legal Matters . . . . . . . . . . . . . .  20
Experts . . . . . . . . . . . . . . . . .  21






=============================================================================================================

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14

Other Expenses of Issuance and Distribution

         The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered hereby. The Selling Stockholders will pay the commissions and discounts of underwriters, dealers of agents, if any, incurred in connection with the sale of the Shares. The Company will pay all other expenses incident to the offering and sale of the Shares.

                                                                       Total*
                                                                       -------
              SEC Registration Fee                                     $11,315
              Accountants' Fees and Expenses                            12,500
              Legal Fees and Expenses                                    7,500
              Printing Expenses                                          1,000
              Miscellaneous                                                100
                                                                       -------
                      TOTAL                                            $32,415
                                                                       =======



ITEM 15

Indemnification of Directors and Officers

         See "DESCRIPTION OF COMMON STOCK Indemnification of Officers and Directors".

Exhibits

    Exhibit #                     Description
    ---------                     -----------

     3(i)(a)*                     Amended and Restated Articles of Incorporation of the Company.

     3(i)(b)*                     Certificate of Amendment to the Amended and Restated Articles of Incorporation of the Company.

     3(ii)*                       By-laws of the Company

     3(iii)**                     Certificate of Amendment to the Amended and Restated Articles of Incorporation of the Company.

     5                            Opinion of Lionel Sawyer & Collins, including consent.

     23(a)                        Consent of Lionel Sawyer & Collins, included in Exhibit 5.

     23(b)                        Consent of Coopers & Lybrand L.L.P.

     24                           Power of Attorney, (included on the signature page).

* Incorporated by reference to the Company's Registration of Form S-4 No. 33-45192 declared effective by the SEC on February 12, 1992.

** Incorporated by reference to the Company's Annual Report on form 10-K for the year ended June 30, 1995, Commission File Number 0-16730.

Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by them is against public policy, as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

         The Company hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the Offering.

                 (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report, pursuant to Section 12(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Culver City, State of California, on the 24th day of July, 1996.

                                  ALL-COMM MEDIA CORPORATION

                                  /s/ Barry Peters
                                  ------------------------------------------
                                  By:     Barry Peters
                                  Title:  Chief Executive Officer

         Each of the undersigned officers and directors of All-Comm Media Corporation hereby severally constitutes and appoints each of E. William Savage and Barry Peters, individually, as attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any further amendments to this Registration Statement (including post-effective amendments) and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do, or cause to be done, by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Culver City, State of California, on the 24th day of July, 1996.

                          ALL-COMM MEDIA CORPORATION


                          /s/ Barry Peters
                          ---------------------------------------------------
                          By:     Barry Peters
                          Title:  Chief Executive Officer


                          /s/ E. William Savage
                          ---------------------------------------------------
                          By:     E. William Savage
                          Title:  Chief Operating Officer


                          /s/ Scott Anderson
                          ---------------------------------------------------
                          By:     Scott Anderson
                          Title:  Chief Financial Officer

                          /s/ S. James Coppersmith
                          ---------------------------------------------------
                          By:     S. James Coppersmith, Director


                          /s/ Seymour Jones
                          ---------------------------------------------------
                          By:     Seymour Jones, Director